UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
Commission File Nos.	001-13928 333-181552-01

_______________________
ROYAL BANK OF CANADA
RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

 (Translation of Registrant’s name into English)
_______________________

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	155 Wellington Street, West 14th Floor Toronto, Ontario Canada M5V 3K7 Attention: Vice-President, Market Strategy and Execution, Corporate Treasury

 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-181552) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (collectively, the “Registrants”) U.S.$12,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F-3 (File No. 333-181552).  As noted in the previous Form 6-K filed by the Registrants on July 9, 2013, the Registrants have amended the Program transaction agreements to comply with covered bond legislation enacted in Canada under Part I.1 of the National Housing Act (Canada) (the “NHA”) and implemented by Canada Mortgage and Housing Corporation, a crown corporation (“CMHC”), the administrator of the Canadian covered bond legal framework under Part I.1 of the NHA, through the Canadian Registered Covered Bond Programs Guide, dated December 17, 2012, amended on June 27, 2013, and as the same may be further amended, varied or supplemented from time to time (the “Guide”).

Exhibits filed herewith are Exhibit 1.1, an underwriting agreement entered into in connection with the issuance of U.S.$1,750,000,000 1.1250% Covered Bonds Due 2016  by the Registrants, pursuant to the Registrants’ shelf registration statement on Form F-3 (File No. 333-181552), and four Program transaction agreements that were amended and restated in connection with the issuance of EUR 2,000,000,000 1.625% Covered Bonds Due August 2020. Exhibit 4.19 is a standby bank account agreement with an unaffiliated replacement bank whereby the replacement bank agrees to perform the functions of the Bank, in its role as account bank, upon the occurrence of certain events.  Exhibit 4.20 is a standby guaranteed investment contract (“GIC”) with an unaffiliated replacement GIC provider whereby the replacement GIC provider agrees to perform the functions of the Bank, in its role as GIC provider, upon the occurrence of certain events.  The standby agreements are meant to ensure a prompt and seamless transition from one provider to another in the event that the Bank is no longer able to perform its functions in accordance with the terms of the Bank Account Agreement and the Guaranteed Investment Contract.

Exhibit Number		Description of Exhibit

1.1	—	Amended and Restated Underwriting Agreement, dated July 16, 2013.

1.2	—	Dealership Agreement, amended and restated as of July 25, 2013, by and among the Bank, the Guarantor LP and the Dealers.

4.1	—	Trust Deed, amended and restated as of July 25, 2013, by and among the Bank, the Guarantor LP and the Bond Trustee.

4.2	—
Master Definitions and Constructions Agreement, amended and restated as of July 25, 2013, by and among the Bank, the Guarantor LP, the Bond Trustee, 6848320 Canada Inc., RBC Covered Bond GP Inc. and Deloitte LLP.

4.6	—
Agency Agreement, amended and restated as of July 25, 2013, by and among the Bank, the
Guarantor LP, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A., BNY Trust Company of Canada, The Bank of New York Mellon and the Bond Trustee.

4.19	—
Standby Bank Account Agreement, amended and restated as of June 24, 2013, by and among the Guarantor LP, the Bank, the Bond Trustee and Bank of Montreal as Standby Account Bank and Standby GIC Provider.

4.20	—
Standby Guaranteed Investment Contract, amended and restated as of June 24, 2013, by and among the Guarantor LP, the Bank, the Bond Trustee and Bank of Montreal as Standby Account Bank and Standby GIC Provider.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Saqib Nazir
Name: Saqib Nazir
Title: Vice-President Risk Management and Funds Transfer

By:	/s/ Steven Walper
Name: Steven Walper
Title: Vice-President Asset Liability and Pension Management

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP BY ITS MANAGING GENERAL PARTNER RBC COVERED BOND GP INC.

By:	/s/Jane Ireland
Name: Jane Ireland
Title: Corporate Secretary

 Date: August 9, 2013